Exhibit 99.2

BURNING ROCK BIOTECH LIMITED

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 31, 2024

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”) will be held on December 31, 2024 at 10:00 a.m. (local time) at the Company’s Shanghai office at 6/F, Building 10C, Pujiang Smart Plaza, No. 2168 Chenhang Highway, Minhang District, Shanghai for the following purposes:

1.

as an ordinary resolution, THAT the appointment of Ernst & Young Hua Ming LLP as auditor of the Company for the fiscal year ending December 31, 2024 be ratified and that the directors of the Company be authorized to determine the remuneration of the auditor;

2.	as an ordinary resolution, THAT Yusheng Han and Gang Lu be re-elected as directors of the Company. The resume of each of Mr. Han and Mr. Lu are attached hereto as Exhibit A; and

3.

as an ordinary resolution, THAT each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

RECORD DATE

The board of directors of the Company has fixed the close of business on December 4, 2024 (New York time) as the record date for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.0002 per share, at the close of business on the record date will be entitled to attend the annual general meeting and any adjournment or postponement thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on December 4, 2024 (New York time) (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Class A ordinary shares or Class B ordinary shares as of the record date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM.

Any holder of Class A ordinary shares or Class B ordinary shares and any duly appointed proxy or corporate representative of a holder of ordinary shares, or any other person claiming a right to attend the AGM, must be, and must appear to be healthy to attend the AGM both at the point of entry and throughout the proceedings of the meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the AGM, or may be instructed to leave the AGM at any time. All officers and agents of the Company reserve the right to refuse any person entry to the AGM, or to instruct any person to leave the AGM, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

FORM OF PROXY AND ADS VOTING

If you are a holder of our Class A ordinary shares or Class B ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to No.5 Xingdao Ring Road North, International Bio Island, Guangzhou, Attention: Xiaozhi Hu, Senior Director in Finance, by email to xiaozhi.hu@brbiotech.com as soon as possible and in any event no later than 10:00 a.m. December 20, 2024 (New York time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, CITIBANK, N.A., (the “Depositary”) will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded. In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct CITIBANK N.A.— HONG KONG (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs. The Depositary will only vote or attempt to vote as you instruct and as further described below. Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline and voting is by poll, such holder shall be deemed, and the Depositary shall deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares, provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of shares may be adversely affected. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Yusheng Han
Yusheng Han Chairman of the Board of Directors

Date: December 3, 2024

Exhibit A

Resume of Candidates for Directors

Mr. Yusheng Han is our founder, chairman of the board of directors and chief executive officer. Mr. Han has 19 years of experience in life science. From June 2011 to November 2013, he was an associate in Northern Light Venture Capital where he focused on investment in the healthcare industry and helped the firm invest in successful companies. From July 2005 to May 2009, Mr. Han worked at BioTek Instruments, Inc. as its general manager in China. During his term with BioTek Instruments China, he built and led teams across marketing, sales and post-sale. From September 2003 to May 2005, he served as the product specialist of Gene Company Limited. Mr. Han received a bachelor’s degree in biochemistry from Jilin University in July 2000, and a master’s degree in cell biology in Peking Union Medical College in June 2003. He obtained a Master of Business Administration degree from Columbia Business School in May 2011.

Mr. Gang Lu has served as our director since June 2014. In 2009, Mr. Lu joined Legend Star, a venture capital headquartered in Beijing, and he is now a partner of Legend Star and leads investment in healthcare, specialized in the fields of innovative medicine, biological and genetic technology, and innovative medical service. Mr. Lu holds a bachelor’s degree in electromagnetic engineering from Xidian University and a Master of Business Administration degree from Tsinghua University.